

February 8, 2011

Mr. Randy Hayward
Chief Financial Officer
Global Green Matrix Corporation
943 Canso Drive
Gabriola, BC V0R 1X2

    RE: **Global Green Matrix Corporation**
            Forms 20-F & 20-F/A for the Year Ended December 31, 2009
            File No. 0-51180

Dear Mr. Hayward:

       We issued comments to you on the above captioned filing on January 13, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by February 22, 2011 addressing these outstanding comments.

       If you do not respond to the outstanding comments by February 22, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

       Please contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424, if you have any questions.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief